SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated November 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: November 9, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement

PCCW Limited (the “Company”) notes certain articles which appeared in today’s newspapers about the discussions between the Company and China Network Communications Group Corporation (“China Netcom”).

The Company wishes to confirm that the discussions with China Netcom are continuing but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed.

The Company notes certain articles which appeared in today’s newspapers about the discussions between the Company and China Netcom. Other than as appears in the press articles with regard to the statement made by the Company, the Company did not authorize statements to be made to the press on this matter and to the best of its knowledge and belief is not aware of any statement made by any representative of the Company to the press which could have formed the original basis of the substance of the press articles.

Further to the Company’s announcements dated May 18, 2004, June 10, 2004, July 12, 2004 and August 23, 2004, the Company wishes to confirm that the discussions with China Netcom are continuing but no definitive agreement or letter of intent has yet been signed by the parties and there can be no assurance that any such agreement or letter of intent will be signed. Further announcement(s) with regard to these discussions will be made as and when appropriate.

The Company also confirms that, save as referred to above, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules. Also, neither the Company nor the Board is aware of any other matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, November 4, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta